Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-226942

Dated September 7, 2018

FVCBankcorp, Inc. September 7, 2018 Investor Presentation

Securities Disclaimers and Forward-Looking Statements This presentation has been prepared by FVCBankcorp, Inc. (“FVCB” or the “Company”) solely for informational purposes based on information regarding its operations, as well as information from public sources. This presentation has been prepared to assist interested parties in making their own evaluation of FVCB and does not purport to contain all of the information that may be relevant or material to an interested party’s investment decision. In all cases, interested parties should conduct their own investigation and analysis of FVCB, the information set forth in this presentation, included in the prospectus, and other information provided by or on behalf of FVCB. FVCB has filed a registration statement (including a prospectus which is preliminary and subject to completion) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement, and the other documents that FVCB has filed with the Securities and Exchange Commission (the “SEC”) for more complete information about FVCB and the offering. You may get these documents for free by visiting Edgar on the SEC’s web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Sandler O’Neill + Partners, L.P. at toll-free 1-866-805-4128 or by emailing syndicate@sandleroneill.com or Raymond James & Associates, Inc., 880 Carillon Parkway, St. Petersburg, Florida 33716, Attention Equity Capital Markets, or by calling (800)-248-8863. This presentation does not constitute an offer to sell, or a solicitation of an offer to buy, any securities of FVCB by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of the securities of FVCB or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. Securities of FVCB are not deposits or insured by the FDIC or any other agency. Except as otherwise indicated, this presentation speaks as of the date hereof. The delivery of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company after the date hereof. Certain of the information contained herein may be derived from information provided by industry sources. FVCB believes that such information is accurate and that the sources from which it has been obtained are reliable. FVCB cannot guarantee the accuracy of such information, however, and has not independently verified such information. This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, including statements of goals, intentions, and expectations as to future trends, plans, events or results of FVCB’s operations and policies and regarding general economic conditions. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the merger between FVCbank and Colombo Bank (“Colombo”), (ii) FVCB’s plans, obligations, expectations and intentions and (iii) other statements that are not historical facts. In some cases, forward-looking statements can be identified by use of words such as “may,” “will,” “anticipates,” “believes,” “expects,” “plans,” “estimates,” “potential,” “continue,” “should,” and similar words or phrases. These statements are based upon the expectations, beliefs and assumptions of the management of FVCB as to the expected outcomes of future events, current and anticipated economic conditions, nationally and in FVCB’s markets, and their impact on the operations and assets of FVCB, interest rates and interest rate policy, competitive factors and other conditions which by their nature, are not susceptible to accurate forecast and are subject to significant risks and uncertainties. Factors that could cause results and outcomes to differ materially include, among others, FVCB’s ability to successfully consummate the proposed merger within the expected timeframe, or at all, and to integrate the operations of the two companies; the expected growth opportunities or cost savings resulting from the merger, which may not be fully realized or take longer than expected to realize; the ability of the two companies to avoid customer dislocation or runoff, and employee attrition, during the period leading up to and following the merger; the timing of and any conditions to required regulatory approvals; changes in FVCB’s operating or expansion strategy; availability of and costs associated with obtaining adequate and timely sources of liquidity, the ability to maintain credit quality, possible adverse rulings, judgments, settlements and other outcomes of pending litigation, the ability of FVCB to collect amounts due under loan agreements, changes in consumer preferences, effectiveness of FVCB’s interest rate risk management strategies, laws and regulations affecting financial institutions in general or relating to taxes, the effect of pending or future legislation, the ability to obtain regulatory approvals and meet other closing conditions to the merger, delays in integrating Colombo’s business or fully realizing cost savings and other benefits of the merger, business disruption following the merger with Colombo, changes in interest rates and capital markets, inflation, customer acceptance of FVCB’s products and services, customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions and other risk factors described in FVCB’s filings with the SEC. Because of these uncertainties and the assumptions on which this discussion and the forward-looking statements are based, actual future operations and results in the future may differ materially from those indicated herein. Readers are cautioned against placing undue reliance on such forward-looking statements. Past results are not necessarily indicative of future performance. FVCB and Colombo assume no obligation to revise, update, or clarify forward-looking statements to reflect events or conditions after the date of this release. Use of Non-GAAP Financial Measures This presentation includes certain financial information that is calculated and presented on the basis of methodologies that are not in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). These non-GAAP financial measures include core return on average assets, tangible book value, tangible common equity, tangible assets and efficiency ratio. The non-GAAP financial measures included in this presentation do not replace the presentation of FVCB’s GAAP financial results, should not be considered as a substitute for operating results determined in accordance with GAAP and may not be comparable to other similarly titled measures of other companies. These measurements provide supplemental information to assist management, as well as certain investors, in analyzing FVCB’s core business, capital position and results of operations. FVCB has chosen to provide this additional information to investors because it believes that these measures are meaningful in assisting investors to evaluate FVCB’s core ongoing operations, results and financial condition. Reconciliations of the non-GAAP financial measures provided in this presentation to the most directly comparable GAAP measures can be found in the appendix of this presentation. 2

Offering Summary 3 Issuer FVCBankcorp, Inc. Ticker / Proposed Exchange FVCB / NASDAQ Capital Market Shares Offered 1,750,000 shares (100% primary) Aggregate Offering Amount $35,000,000 (at the midpoint of filing range) Filing Range $19.00 – $21.00 Overallotment Option 15% (100% Primary) Lock-Up 180 Days for directors, executive officers and certain shareholders Use of Proceeds Pay cash portion of the pending Colombo acquisition and expenses; increase the capital of the Bank and general corporate purposes including supporting growth and strengthening working and regulatory capital Joint Book-Running Managers Sandler O’Neill + Partners, L.P., Raymond James

Company Snapshot 4 Overview Financial Highlights¹ Financial data as of or annualized for the six months ended June 30, 2018 unless otherwise noted Nonperforming assets defined as nonaccruals, 90+ days past due and other real estate owned Nonperforming loans defined as nonaccruals and 90+ days past due Source: S&P Global Market Intelligence; Company documents FVCbank is a rapidly growing, profitable commercial bank headquartered in Fairfax, Virginia Founded in November 2007 $1.1 billion in total assets as of June 30, 2018 Operates in the dynamic Washington, D.C. metropolitan area with 6 full service branches Loudoun, Fairfax, Fairfax (City) and Arlington ranked 1st, 3rd, 5th and 7th respectively in median household income across all U.S. counties nationwide Announced the acquisition of Colombo Bank (“Colombo”) in May 2018 (Transaction expected to close in Q4 2018) Colombo is a Rockville, Maryland headquartered $191.5 million asset bank Adds five branches in Washington, D.C., Maryland suburbs and Baltimore Balance sheet ($ in Millions) Asset Quality (%) Profitability (%) FVCB (6) Colombo (5) Colombo LPO (1)

Investment Highlights Track Record of Exceptional Growth and Strong Profitability 4-Year CAGRs of 20% + for total assets, net loan and deposits and 36% for net income Core ROAA¹ of 1.24% and 1.19% for the three months and six months ended June 30, 2018, respectively Well Positioned for Future Profitable Growth Significant consolidation in local market creates growth opportunities The Washington D.C. MSA represents one of the most attractive banking markets in the United States Represents the 6th largest MSA in the United States with an estimated population of over 6.2 million people Strong, Experienced Management Team Proven track record of profitable growth Sold James Monroe Bancorp for 330% of book value and 32.7x LTM EPS Focused on operating efficiencies, strong risk management and community service Deep experience and knowledge of market through previous experience at other financial institutions in market Strong Core Deposit Base Strategy of full service relationship banking allows FVCB to grow core deposits while maintaining net interest margin Treasury management services provide a suite of technology products that are highly competitive among larger competitors and allows FVCB to effectively attract and service larger and more sophisticated commercial and government customers Disciplined Underwriting and Credit Administration NPAs² / Assets of 0.42% and NPLs³ / Assets of 0.08% as of June 30, 2018 Management and credit administration teams emphasize strong risk management supported by comprehensive policies and procedures enabling FVCB to maintain strong asset quality 5 See Non-GAAP reconciliation for breakout of Core ROAA Nonperforming assets defined as nonaccruals, 90+ days past due and other real estate owned Nonperforming loans defined as nonaccruals and 90+ days past due

Deep and Experienced Executive Management Team FVCB’s executive management team consists of seven officers with over 185 years of combined experience in the Washington, D.C. metropolitan area David Pijor was the founding Chairman of the Board of James Monroe Bancorp, which opened in June 1998 in Arlington, VA, and was instrumental in the growth and strategic direction of the bank until its sale to Mercantile Bankshares Corporation in 2006 for $143.8 million 6 Name Current Position Prior Community Bank Experience Years Experience Years at FVCB David W. Pijor Chairman & CEO, Company and Bank James Monroe Bancorp 19 11 Patricia A. Ferrick President, Company and Bank Southern Financial Bancorp, Potomac Bank of Virginia 31 11 B. Todd Dempsey EVP and Chief Operating Officer, Company and Bank United Bank 37 11 William G. Byers EVP and Chief Lending Officer, Company and Bank Middleburg Bank, Century National Bank 24 7 Michael G. Nassy EVP and Chief Credit Officer, Company and Bank City First Bank of DC, National Cooperative Bank 18 6 Jennifer L. Deacon EVP and Chief Financial Officer, Company and Bank Cardinal Financial Corp. 21 1 Sharon L. Jackson EVP and Chief Deposit Officer of Company and Bank MainStreet Bank 32 2 Source: Company documents James Monroe Bancorp ($545 million in total assets) was sold for 330% of book value and 32.7x LTM EPS

Board of Directors 7 Name Brief Biography and Past Experiences David W. Pijor (Chairman of the Board) Founded FVCbank. Chairman and CEO of FVCB since its organization. B.A. with honors in economics with high distinction and a Juris Doctor degree from Georgetown Law. L. Burwell Gunn Jr. (Vice Chairman of the Board) Currently retired. Served as President for FVCB from 2008-2012. Founded Cardinal Financial Corporation and has held various other senior commercial lending positions. Mr. Gunn has over 42 years of banking experience. Patricia A. Ferrick President of the Company and Bank since June 2017. Previously served as EVP and CFO since its organization. Scott D. Laughlin Currently an Executive Board Member of LM&O Advertising. Previously served as CEO and Director or Zymetis, Inc. Graduate of Princeton University. Thomas L. Patterson Currently retired, Mr. Patterson was an organizing director of James Monroe Bank. Mr. Patterson graduated Magna Cum Laude from Bucknell University and is a graduate of Georgetown Law. Devin A. Satz Mr. Satz retired from the U.S. Air Force in 1999 as Chief, Managed Health Care Programs for the Surgeon General’s Office. Lawrence W. Schwartz Currently a Partner with PBMares LLP. Received his BS in Business at the University of Florida and an MBA from the George Washington University. Sidney G. Simmonds Currently the President of Simmonds and Klima, Ltd. and Vice Chairman of the Virginia Hospital Center Health Care System. Formerly served as Chairman for 1st Commonwealth Bank of Virginia. Daniel M. Testa Currently President and CEO of People 2 People of D.C, LLC and an active contributor to the American Heart Association. Graduated from Quinnipiac University with a Bachelor of Science in marketing. Phillip R. Wills III Currently a Principal at Wills Companies. Mr. Wills is a third generation real estate developer and has over 30 years of real estate experience. Steven M. Wiltse Retired partner of BDO USA, LLP. He served as a board member of Cardinal Financial Corporation from 2012 until 2017. FVCB’s Board of Directors has decades of combined experience in serving as directors and/or officers of financial institutions. FVCB’s Directors have a wide array of business experience and participate in and support community activities, which significantly benefits FVCB’s business development efforts Insider Ownership collectively 20% of the company¹ As calculated pursuant to Rule 13d-3 Source: Company documents

Historical Balance Sheet Growth 8 Total Assets ($M) Total Loans, Net of Fees ($M) Total Deposits ($M) Total Shareholders’ Equity ($M) CAGR: 21% CAGR: 20% CAGR: 21% CAGR: 13% Source: S&P Global Market Intelligence; Company documents

Historical Summary Income Statement 9 Net Interest Income ($M) Earnings Per Share ($) Noninterest Expense ($M) Net Income ($M) CAGR: 28% / 35% CAGR: 36% / 45% CAGR: 20% CAGR: 12% Excludes one-time charges to reduce the carrying value of net deferred tax assets by $2.0 million Excludes merger related costs YTD 2018 Source: S&P Global Market Intelligence; Company documents

Historical Financial Performance 10 ROAA (%) ROAE (%) Efficiency Ratio (%) Tangible Book Value Per Share ($) Excludes one-time charges to reduce the carrying value of net deferred tax assets by $2.0 million Excludes merger related costs YTD 2018 Source: S&P Global Market Intelligence; Company documents

FVCBFranchiseHistory Sinceinception,FVCbankhassuccessfullyexecutedastrategicplanfocusedonorganicgrowthandopportunisticacquisitionswithoutcompromisingassetqualityor financialdiscipline 11 (1)$13.00 for existing shareholders, $13.50 for new shares offered to the public Source: S&P Global Market Intelligence; Company documents June 2013 Follow-On Offering #3 $21.9mm @ $13.50 per share ($6.91 per share split adjusted) Q12010 Reachedsustained profitability September 2010 Follow OnOffering#1 $6.3mm@$12.50per share ($6.40 per share split adjusted) 2010 2011 2013 2014 2015 2016 2017 2012 2018 May / June 2016 Five for Four Stock Split June 2016 $25.0 mm 6% Subdebt February 2012 Follow OnOffering#2 $6.7mm @ $13.00/$13.50 per share ($6.66/$6.91 per share split adjusted)¹ October2012 Completedacquisitionof 1stCommonwealthBank of Virginia in Arlington,VA April / May 2015 Five for Four Stock Split quoted on OTCQX October 2015 Formed FVCBankcorp Holding Company May 2018 Announced acquisition of Colombo Bank in Rockville, MD 2009 2008 2007 November2007 FVCbank is established $23mm offering @ $10 per share ($5.12 per share split adjusted) raised in 8 weeks August 2017 Private Reg. D Offering $10.0mm @ $20.00 per share ($16.00 per share split adjusted) September 2017 Five for Four Stock Split

Our Business Strategy 12 FVCB aims to capitalize on market opportunities while maintaining disciplined and comprehensive credit underwriting. FVCB’s focus on providing high-touch, responsive, relationship-based client service allows it to compete effectively and exceed the needs of customers Opportunity Blueprint for Success Organic Growth Focus on relationships, generating “sticky” sustainable, core deposits Continue to bolster existing market share Hire seasoned lenders to scalable lending structure Opportunistic Growth Explore potential bank acquisitions Cultivate relationships with institutional investors Capitalize on attracting experienced bankers and new customers due to bank consolidation in local markets Maintain Credit Quality Strong risk management culture Disciplined underwriting Constantly managing and overseeing credit quality Superior Technology Utilize strategic suite of superior products Continue to attract and service larger, sophisticated commercial and governmental customers Profitability Continued growth of return on assets and return on equity Enhance net interest income Leverage strong infrastructure to enhance efficient growth

Deposit Composition 13 Non-Interest Bearing demand deposits represent over 28% of total deposits as of June 30, 2018 Suite of excellent treasury management products and high-touch service Continued growth through June 30, 2018; 17.8% increase year-over-year Deposit Composition1 As of the six month period ended June 30, 2018; cost of deposits includes noninterest-bearing deposits Source: S&P Global Market Intelligence; Company documents

Diversified Loan Portfolio Composition 14 Focus lending efforts on commercial, real estate, small business, retail and government contractors Sixteen loan officers with deep connections in the markets served Robust loan growth through June 30, 2018; 19.7% increase year over year Attractive interest rate pricing on loan portfolio: 27% priced to prime or libor; 28% priced to treasuries; 45% fixed Small average balances mitigate risk ~$1.2 mm average funded loan size – commercial real estate ~$555K average funded loan size – total loans Loan Composition1 As of the quarter ended June 30, 2018 Source: S&P Global Market Intelligence; Company documents

Asset Quality 15 NPAs¹ / Assets (%) Reserves / Loans (%) NPLs² / Assets (%) Net Charge-off Ratio (%) Nonperforming assets defined as nonaccruals, 90+ days past due and other real estate owned Nonperforming loans defined as nonaccruals and 90+ days past due Source: S&P Global Market Intelligence; Company documents

Pro Forma Capital Ratios 16 Assumes gross proceeds of $35.00 million (1.75 million primary shares at $20.00 per share), 7.00% underwriting spread and $0.70 million additional expenses, for net proceeds of $31.85 million Source: S&P Global Market Intelligence; Company documents

Colombo Acquisition 17 Key Points Pro Forma Loan and Deposit Composition¹ For the six months ended June 30, 2018; Total loan and deposit numbers include purchase accounting marks Based on 344,248,084 Colombo common shares outstanding Assumes June 30, 2018 financials and 1.75 million shares raised at $20.00 per share with a 7.00% underwriting discount and $700k in other expenses Source: S&P Global Market Intelligence and company documents Further penetration of existing, and entrance into adjacent, high-growth markets, already disrupted by recent merger activity and new, out-of-state entrants Modest tangible book value dilution, earned back in three years Strong earnings accretion of 10+%, driven by substantial cost savings and continued growth Retention of key Colombo management, which will accelerate pro forma revenue and earnings and facilitate seamless integration Deal Summary Pro Forma Company at Closing³ Total assets (mm): $1,354 Gross Loans¹ (mm): $1,105 Total Deposits¹ (mm): $1,150 Total Common Equity (mm): $148 Tangible Common Equity (mm): $139 TCE / TA: 10.59% Approximately $33.3 million in deal value² Expected closing in the early 4th quarter Cost savings estimated at 35% of Colombo’s non-interest expense Gross loan credit mark of $3.1 million (2.0% of gross loans) Total Loans¹: $1,105 mm Total Deposits¹: $1,150 mm Yield on Loans: 4.81% Cost of Deposits: 0.90%

Investment Highlights Track Record of Exceptional Growth and Strong Profitability 4-Year CAGRs of 20% + for total assets, net loan and deposits and 36% for net income Core ROAA¹ of 1.24% and 1.19% for the three months and six months ended June 30, 2018, respectively Well Positioned for Future Profitable Growth Significant consolidation in local market creates growth opportunities The Washington D.C. MSA represents one of the most attractive banking markets in the United States Represents the 6th largest MSA in the United States with an estimated population of over 6.2 million people Strong, Experienced Management Team Proven track record of profitable growth Sold James Monroe Bancorp for 330% of book value and 32.7x LTM EPS Focused on operating efficiencies, strong risk management and community service Deep experience and knowledge of market through previous experience at other financial institutions in market Strong Core Deposit Base Strategy of full service relationship banking allows FVCB to grow core deposits while maintaining net interest margin Treasury management services provide a suite of technology products that are highly competitive among larger competitors and allows FVCB to effectively attract and service larger and more sophisticated commercial and government customers Disciplined Underwriting and Credit Administration NPAs² / Assets of 0.42% and NPLs³ / Assets of 0.08% as of June 30, 2018 Management and credit administration teams emphasize strong risk management supported by comprehensive policies and procedures enabling FVCB to maintain strong asset quality 18 See Non-GAAP reconciliation for breakout of Core ROAA Nonperforming assets defined as nonaccruals, 90+ days past due and other real estate owned Nonperforming loans defined as nonaccruals and 90+ days past due

FVCBankcorp, Inc. Appendix

Attractive Net Interest Spread 20 Interest Earning Asset Yield (%) Cost of Total Deposits (%) Net Interest Spread (%) Net Interest Margin (%) Note: Cost of deposits includes noninterest-bearing deposits Source: S&P Global Market Intelligence; Company documents

Interest Rate Risk 21 Source: Company documents As of June 30, 2018 Change in Net Interest Dollar Basis Income Change Points ($000) ($000) % Change +100 42,358 1,026 2.48% +200 43,265 1,933 4.68% +300 44,092 2,760 6.68% +400 44,929 3,597 8.70% 2.48% 4.68% 6.68% 8.70% +100 +200 +300 +400

Commercial Real Estate (CRE) Portfolio

Commercial Real Estate by Type – June 30, 2018

	Owner Occupied ($mm)	Non-Owner Occupied ($mm)	Total ($mm)	% of CRE	% of Total Loans
Condominium/Co-op, Investment Total	0.7	0.8	1.5	0.3%	0.06%
CRE - Daycare Total	2.0	5.4	7.4	1.4%	0.78%
CRE - Flex Total	12.3	12.0	24.3	4.7%	2.54%
CRE - Industrial Total	24.2	15.3	39.5	7.6%	4.13%
CRE - Junior Lien Total	0.1	0.0	0.1	0.0%	0.01%
CRE - Medical Office Total	12.0	9.7	21.7	4.2%	2.27%
CRE - Mixed Use Total	3.7	33.8	37.5	7.2%	3.92%
CRE - Office Total	23.3	47.9	71.2	13.7%	7.44%
CRE - Retail(Grocery) Total	-	25.9	25.9	5.0%	2.71%
CRE - Retail(Non-grocery) RR 3 or better Total	1.6	72.6	74.2	14.3%	7.76%
CRE - Retail(Non-grocery) RR 4 or worse Total	2.2	31.8	34.0	6.5%	3.55%
CRE - Schools/Educational Faci Total	0.7	3.9	4.6	0.9%	0.48%
CRE - Self Storage Total	-	3.9	3.9	0.8%	0.41%
CRE - Special Use/Church Total	17.9	0.1	18.0	3.5%	1.88%
CRE - Warehouse Total	11.1	6.9	18.0	3.5%	1.88%
Farm, Ranches & Other Agri Pro Total	3.5	-	3.5	0.7%	0.37%
Gas Station/Convenience Store Total	11.0	3.9	14.9	2.9%	1.56%
Multi Family First Lien Total	-	56.8	56.8	10.9%	5.94%
Specialty Use-Hotel/Lodging/Mo Total	-	51.1	51.1	9.8%	5.34%
Speciality Use-Other, Community Total	-	11.3	11.3	2.2%	1.18%
Fees on Loans	(3.7)	2.6	(1.1)	-0.2%	-0.11%
Total	**123.9**	**395.9**	**519.8**	**100.0%**	**54.2%**
% of Total CRE	23.8%	76.2%	100.0%		
% of Total Gross Loans	12.9%	41.3%	54.3%		

Commercial Construction by Type – June 30, 2018

	Total ($mm)	% of A&D / Constr.	% of Total Loans
Construction Loans - Ground up	41.4	29.8%	4.33%
Construction Loans - Renovation	62.5	45.0%	6.53%
Acquisiton and Development	2.0	1.4%	0.21%
Land	33.0	23.8%	3.45%
Total	**139.0**	**100.0%**	**14.5%**

Source: Company documents

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Investment Portfolio Composition 23 State and Municipal Securi ties - HTM 0.2% U.S. Treasury Securi ties - HTM 1.2% U.S. Treasury Securi ties - AFS 0.8% Sta te and Municipal Securi ties - AFS 5.0% Corporate Bonds and Securities - AFS 4.1% MBS - AFS 88.3% CDs - AFS 0.4% Total Securities $123.3 mm • $123.3 million in total securities as of June 30, 2018 - 1.4% held-to-maturity - 98.6% available-for-sale • Average yield of 2.29% for the six months ended June 30, 2018 Source: S&P Global Market Intelligence; Company documents

Non-GAAP Reconciliation

(Amounts in thousands)	As of December 31, 2013	2014	2015	2016	2017	As of June 30, 2018
Total Stockholders' Equity	$60,903	$66,815	$72,752	$79,811	$98,283	$103,966
(-) Goodwill	0	0	0	0	0	0
(-) Other Intangibles	180	160	139	119	99	88
Tangible Common Equity	**$60,723**	**$66,655**	**$72,613**	**$79,692**	**$98,184**	**$103,878**
Common Shares Outstanding	**10,110,805**	**10,137,691**	**10,141,281**	**10,178,909**	**10,868,984**	**11,076,266**
Tangible Book Value Per Share	**$6.01**	**$6.57**	**$7.16**	**$7.83**	**$9.03**	**$9.38**
Tangible Common Equity	**$60,723**	**$66,655**	**$72,613**	**$79,692**	**$98,184**	**$103,878**
(+) AOCI						$3,489
Tangible Common Equity (For Capital Ratio Calculation)						**$107,367**
Total Assets						$1,139,449
(-) Goodwill						0
(-) Other Intangibles						88
Tangible Assets						**$1,139,361**
Tangible Common Equity / Tangible Assets						**9.42%**

(Amounts in thousands)	Twelve Months Ended 2017	Three Months Ended June 30, 2018	Six Months Ended June 30, 2018
GAAP Income Tax Expense	$6,846		
(-) Reduction of Value in Net Deferred Tax Asset	($2,036)		
GAAP Net Income (reported)	$7,690	$3,077	$6,074
(+) One-time charge to reduce carrying value of net DTA	$2,036		
(+) Merger-related expenses		$397	$397
(-) Provision for income taxes associated with merger-related expenses		($83)	($83)
Adjusted Net Income	**$9,726**	**$3,391**	**$6,388**
Return on average assets (non-GAAP operating earnings)	**1.02%**	**1.24%**	**1.19%**
Return on average equity (non-GAAP operating earnings)	**10.92%**	**13.23%**	**12.64%**
Weighted Average Diluted Shares Outstanding	11,545,408		12,058,000
Adjusted Earnings Per Share	**$0.84**		**$0.53**

Source: S&P Global Market Intelligence; Company documents

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Non-GAAP Reconciliation (Cont'd)

(Amounts in thousands)	As of December 31, 2013	2014	2015	2016	2017	Six Months Ended June 30, 2018
Net Interest Income	$15,531	$19,185	$22,892	$27,200	$32,107	$18,119
Noninterest Income	$1,025	$1,313	$1,161	$1,220	$2,975	$748
Total Net Interest Income and Noninterest Income	**$16,556**	**$20,498**	**$24,053**	**$28,420**	**$35,082**	**$18,867**
(-) Gains on Sale of Securities AFS	$204	$77	$67	$71	$164	$0
(-) Gain on Foreclosure of OREO	$0	$0	$0	$0	$1,075	$0
Total Net Interest Income and Noninterest Income for Efficiency Ratio	**$16,352**	**$20,421**	**$23,986**	**$28,349**	**$33,843**	**$18,867**
Noninterest Expense	$12,228	$13,316	$14,701	$16,446	$19,347	$11,082
Efficiency Ratio	**74.78%**	**65.21%**	**61.29%**	**58.02%**	**57.16%**	**58.74%**

(Amounts in thousands)	As of December 31, 2013	2014	2015	2016	2017	Six Months Ended June 30, 2018
Net Interest Income	$15,531	$19,185	$22,892	$27,200	$32,107	$18,119
Noninterest Income	$1,025	$1,313	$1,161	$1,220	$2,975	$748
Total Net Interest Income and Noninterest Income	**$16,556**	**$20,498**	**$24,053**	**$28,420**	**$35,082**	**$18,867**
(-) Gains on Sale of Securities AFS	$204	$77	$67	$71	$164	$0
(-) Gain on Foreclosure of OREO	$0	$0	$0	$0	$1,075	$0
Total Net Interest Income and Noninterest Income for Efficiency Ratio	**$16,352**	**$20,421**	**$23,986**	**$28,349**	**$33,843**	**$18,867**
Noninterest Expense	$12,228	$13,316	$14,701	$16,446	$19,347	$11,082
(+) Merger-related expenses						$397
Noninterest Expense, excluding abover merger-related costs						$10,685
Efficiency Ratio	**74.78%**	**65.21%**	**61.29%**	**58.02%**	**57.16%**	**56.63%**

Source: S&P Global Market Intelligence; Company documents

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